SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13G
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________

CHARTER POWER SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class
of Securities)

161322 10 2
(CUSIP Number of Class
of Securities)
______________________

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Cusip No. 161322 10 2

(1) Globe Investment Trust PLC
(2) (a)
    (b) [X]
(4) United Kingdom
(5) None
(6) None
(7) None
(8) None
(9) 8,056
(11) 0.1%
(12) CO

Item 1(a).  Name of Issuer:

     Charter Power Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     3043 Walton Road
     Plymouth Meeting, Pennsylvania  19462

Item 2(a).  Name of Person Filing:

     GLOBE INVESTMENT TRUST PLC

Item 2(b).  Address of Principal Business Office:

     Electra House
     Temple House
     Victoria Embankment
     London WC2R 3HP, England

Item 2(c).  Citizenship:

     United Kingdom

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:

     161322 10 2

Item 3.  Inapplicable.

Item 4.  Ownership:

Item 4(a).  Amount of Beneficially Owned:

[Original Schedule 13G: 315,730 shares]

Item 4(a) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "8,056 shares"

Item 4(b).  Percent of Class:

[Original Schedule 13G: 6.0%]

Item 4(b) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "0.1%"

Item 4(c).  Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

     None.(1)

(ii) shared power to vote or direct the vote:

     None.(1)

(iii) sole power to dispose or direct the disposition of:

     None.(1)

(iv) shared power to dispose or to direct the disposition of:

     None.(1)

Item 5.  Ownership of Five Percent or Less of a Class:

     Inapplicable.

Item 6.  Ownership of More than 5% on Behalf of Another Person:

      Inapplicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

     Inapplicable.

Item 8.  Identification and Classification of Members of the
Group:

     Inapplicable.

Item 9.  Notice of Dissolution of Group:

      Inapplicable.

Item 10.  Certification:

      Inapplicable.

Note:
(1) Globe Investment Trust PLC ("Globe") is a party to an Investment Management Agreement for a term expiring December 31, 1996 with Charterhouse Group International, Inc. ("Charterhouse"), pursuant to which Charterhouse manages certain investments, including the investment in Common Stock of the Company on behalf of Globe and, in connection therewith, is granted authority to vote and dispose of those investments.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1996

                      GLOBE INVESTMENT TRUST PLC



                      By: CHARTERHOUSE GROUP INTERNATIONAL, INC.*



                          By: /s/ Jerome L. Katz
                              President and
                              Co-Chief Executive Officer

* Attorney-in-fact (power of attorney filed with the original
Schedule 13G)